Mail Stop 4561
Via Fax (949) 389-6126

March 3, 2010

Simon Biddiscombe
Chief Financial Officer
QLogic Corporation
26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656

> **Re:** **QLogic Corporation**
> **Form 10-K for the Fiscal Year Ended March 29, 2009**
> **Filed May 21, 2009**
> **File No. 000-23298**

Dear Mr. Biddiscombe:

We have reviewed your response letter dated February 4, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 21, 2010.

Form 10-K for the Fiscal Year Ended March 29, 2009

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies, Revenue Recognition, page 42

1.   We note from your response to prior comment 5 that you do not record deferred revenue or deferred cost of revenue for your distributor sales because you do not recognize revenue upon sell-in. While we do not object to your determination to record revenue upon sell-through, please tell us when you record the receivables for such sales given payment is due upon sell-in. In this regard, we believe that your receivables may meet the definition of an asset as described in paragraphs 25 and 26 of CON 6 (also see ASC 210-10-45-1 to 45-4 and ASC 310-20). Accordingly, tell us if you considered recording the receivables upon sell-in and recording deferred revenue net of deferred costs (i.e., "deferred revenue, net of deferred cost of sales to

distributors"). In your response, please provide us with the balance of receivables and/or inventory related to your distributor arrangements that you did not record for each period presented.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

2.   We refer to prior comment 7. For each individual named executive officer, please provide individual performance discussion similar to that provided for Mr. Desai in the last two paragraphs of your response letter.

3.   We refer to prior comment 9 and note your statement that the subjective adjustment considered individual performance by each named executive officer, the experience of each named executive officer and prior equity awards to each named executive officer. We would expect future filings, for each named executive officer, to discuss the subjective adjustment considered, the specific experience for each named executive officer and specific prior equity awards considered by the Committee that ultimately led it to make the equity awards being discussed for that fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (incorporated from definitive proxy materials)

4.   For your principal stockholders listed on page 6 of your proxy, indicate by footnote or otherwise the amount known to be shares with respect to which such listed beneficial owner has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, or indicate that the figures provided include the amount such beneficial owner has the right to acquire as specified in Rule 13d-3(d)(1). Refer to Item 403(a) of Regulation S-K. We note that you have provided this information for your directors and officers.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Kathleen Collins
Accounting Branch Chief